

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


06015247

10 July 2006


SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.


Tabcorp
the bigger better game

10 July 2006

Tabcorp responds to UNiTAB Target's Statement

Tabcorp Holdings Limited (Tabcorp) notes the release of the UNiTAB Target's Statement in response to Tabcorp's takeover offer and today announced that it disputes the decision of the UNiTAB Directors (excluding Mr Kevin Seymour) to continue to recommend the Tattersall's proposal despite Tabcorp's demonstrably superior takeover offer.

Tabcorp strongly disagrees with Deloitte's conclusion that the Tabcorp offer is not fair.

Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter said: "Tabcorp has the best bid on the table. Tabcorp's offer has an implied value of $14.25 per UNiTAB share which is clearly superior to the implied value of Tattersall's proposal which is worth only $12.80 or $12.34 based on Friday's closing share prices.

"It is extremely difficult to understand how UNiTAB can continue to recommend the Tattersall's proposal when it is clearly worth less than the Tabcorp offer," he said.

Mr Slatter highlighted that UNiTAB shareholders would give up control of UNiTAB if either the Tattersall's proposal or the superior Tabcorp offer were implemented. Under the Tattersall's proposal, UNiTAB shareholders will only hold between 37% and 45% of the merged company.

"What is critically important to UNiTAB shareholders is exactly what they would receive under the Tabcorp offer compared to the Tattersall's proposal," Mr Slatter said.

When compared to the Tattersall's proposal, the Tabcorp offer provides UNiTAB shareholders with:

- a higher implied value
- the opportunity to receive more cash
- a greater expected increase in earnings and dividends per share
- greater diversification
- significantly lower exposure to the earnings risk associated with the renewal of key Victorian licences.

Deloitte report

The Deloitte report concluded that the Tabcorp offer is not fair. Tabcorp disputes that conclusion because it considers that Deloitte's assessment of the standalone value of UNiTAB is flawed.

Tabcorp considers that the Deloitte valuation of UNiTAB fails to adequately recognise the fact that the UNiTAB share price before the announcement of the Tattersall's proposal included a takeover premium for control given market and media speculation of a Tabcorp takeover. Based on the average of previous industry transaction multiples identified in the Deloitte report, but not used by Deloitte (being 10.4x EBITDA and 11.9x EBITA), UNiTAB would have a value of only $11.71 to $12.16 per share. This compares with the implied value of Tabcorp's offer of $14.25 per UNiTAB share.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au


Tabcorp
the bigger better game

The Deloitte report states that in its view, neither the Tattersall's proposal nor the Tabcorp offer is superior to the other. Tabcorp believes that its offer is demonstrably superior and notes that the Deloitte valuation of Tattersall's appears to ignore the fact that the Tattersall's share price has traded below $2.95 every day for the last month and that the average of independent broker valuations prior to the announcement of the Tattersall's proposal was only $2.74 per Tattersall's share.

Deloitte has stated that choosing between the two proposals would depend on each investor's individual preference. Tabcorp is confident that UNiTAB shareholders will understand very clearly that it is in their interests to accept the superior Tabcorp offer and to vote against the Tattersall's proposal.

The Deloitte report concludes that the Tabcorp offer is reasonable. Deloitte define a reasonable offer as one that shareholders should accept in the absence of a higher bid before the close of the offer. This implies that upon a defeat of the Tattersall's proposal (which neither Tabcorp nor Deloitte considers to be superior to the Tabcorp offer), the UNiTAB Board should recommend that shareholders accept Tabcorp's offer.

Conditions

"Tabcorp continues to work towards satisfying the conditions of its offer. Tabcorp's offer is not highly conditional but simply reflects conditions which are not unusual in takeover bids and conditions which reflect the regulated nature of the gambling industry," Mr Slatter said.

The recent announcement by the Queensland Government that it was willing to amend the relevant legislation to allow a UNiTAB takeover by Tabcorp if Tabcorp complies with six specific conditions was a major step forward for Tabcorp in its takeover bid. The Queensland Government's conditions were anticipated by Tabcorp and followed extensive discussions between Tabcorp and the Queensland Government. The conditions are consistent with the intentions outlined in the Tabcorp bidder's statement and are not expected to impact its ability to deliver on the synergies which are expected to be achieved from the acquisition.

The ACCC has publicly indicated that it proposes to announce its findings on 2 August 2006. Tabcorp has made it clear that it has a policy of not commenting on the ACCC process.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au


Tabcorp
the bigger better game

For further information please contact:

At Tabcorp
Media: Bruce Tobin
General Manager Corporate Affairs
Tel (03) 9868 2508

At Cannings
Media: Nigel Kassulke and Peter Brookes
Tel (02) 9252 0622

At UBS
Peter Scott
Managing Director
Tel (03) 9242 6273

Kelvin Barry
Director
Tel (03) 9242 6248

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au